PROSPECTUS SUPPLEMENT NO. 10 (to Prospectus dated January 26, 2015)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-201471

MRI Interventions, Inc.

22,885,855 Shares of Common Stock

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This prospectus supplement relates to the prospectus dated January 26, 2015, as supplemented by prospectus supplement no. 1 dated March 17, 2015, prospectus supplement no. 2 dated March 17, 2015, prospectus supplement no. 3 dated March 31, 2015, prospectus supplement no. 4 dated April 17, 2015, prospectus supplement no. 5 dated May 7, 2015, prospectus supplement no. 6 dated May 8, 2015, prospectus supplement no. 7 dated June 8, 2015, prospectus supplement no. 8 dated August 6, 2015 and prospectus supplement no. 9 dated November 13, 2015, which permits the resale of up to 15,556,398 outstanding shares of our common stock, and 7,329,457 shares of our common stock issuable upon the exercise of outstanding warrants, by the selling securityholders identified in the prospectus, as amended and supplemented from time to time. We will pay the expenses of registering the shares, but we are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when the warrants are exercised for cash by the securityholders.

This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2015 (the “8-K”). Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Markets and the OTC Bulletin Board under the symbol MRIC. On December 14, 2015, the last reported sale price of our common stock was $0.42 per share.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risk. See “Risk Factors” beginning on page 6 of the prospectus, as amended and supplemented by the “Risk Factors” beginning on page 23 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which is included in prospectus supplement no. 9, to read about factors you should consider before buying shares of our common stock.

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 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2015.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report:  December 15, 2015

(Date of earliest event reported)

MRI Interventions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-54575	58-2394628
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation or organization)	Number)	Identification No.)

5 Musick

Irvine, CA 92618

(Address of principal executive offices, zip code)

(949) 900-6833

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.          Entry into a Material Definitive Agreement.

On December 15, 2015, MRI Interventions, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (collectively, the “Investors”) for the private placement of 16,309,270 units (the “Units”) at a purchase price of $0.3246 per unit, with each unit consisting of: (i) one share of the Company’s common stock; (ii) series A warrants (“Series A Warrants”), which permit each Investor to purchase 0.40 share of common stock; and (iii) series B warrants (“Series B Warrants”), which permit each Investor to purchase 0.30 share of common stock (the “Financing Transaction”). The sale of securities under the Purchase Agreement is subject to certain customary closing conditions, and the Company anticipates that the sales under the Purchase Agreement will close on or before December 18, 2015.

At the closing under the Purchase Agreement, the Company will sell an aggregate of approximately 16,309,270 Units, for aggregate gross proceeds of approximately $5.3 million. Brookline Group, LLC is the lead placement agent for the Financing Transaction. Brookline Group, LLC and any additional broker-dealer it engaged as a sub-placement agent are collectively referred to as the “Placement Agents.” For services rendered, the Placement Agents will earn both cash commissions and warrants to purchase shares of the Company’s common stock (“Placement Agent Warrants”) upon the closing under the Purchase Agreement. The Company may enter into one or more additional securities purchase agreements and hold one or more additional closings for the sale of Units in the Financing Transaction.

In connection with the closing under the Purchase Agreement, the Company will enter into a Registration Rights Agreements with each of the Investors (the “Registration Rights Agreement”), pursuant to which the Company will agree to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the shares of common stock issued to the Investors under the Purchase Agreement, as well as the shares of common stock that are issuable upon exercise of the Series A Warrants, Series B Warrants and the Placement Agent Warrants.

The following is a brief summary of the Purchase Agreement, the Registration Rights Agreement, the Series A Warrants and the Series B Warrants, which are qualified in their entirety by reference to the full text of such documents.

Purchase Agreement

The Purchase Agreement contains representations and warranties by the Company and the Investors and covenants of the Company and the Investors (including indemnification from the Company in the event of breaches of its representations and warranties), which the Company believes are customary for transactions of this type.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a registration statement (the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended, covering the resale of the shares of common stock to be issued to the Investors under the Purchase Agreement, as well as the shares of common stock underlying the Series A Warrants, Series B Warrants and the Placement Agent Warrants. The Company will be required to file such Registration Statement within 30 calendar days following the closing date of the Financing Transaction (the “Filing Deadline”). The Company will be required to use its best efforts to have the Registration Statement declared effective as soon as practicable. Pursuant to the Registration Rights Agreement, if: (i) the Registration Statement is not filed with the SEC on or prior to the Filing Deadline; (ii) the Registration Statement is not declared effective by the SEC on or prior to the 75th day after the closing under the Purchase Agreement (or the 120th day after the closing under the Purchase Agreement if the SEC determines to review the Registration Statement); or (iii) the Company fails to continuously maintain the effectiveness of the Registration Statement (with certain permitted exceptions), the Company will incur certain liquidated damages to the Investors. The Registration Rights Agreement also contains mutual indemnifications by the Company and each Investor, which the Company believes are customary for transactions of this type.

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Warrants

The Series A Warrants will be exercisable, in full or in part, at any time prior to the fifth anniversary of their issuance, at an exercise price of $0.4058 per share. The Series A Warrants will provide for certain adjustments that may be made to the exercise price and the number of shares issuable upon exercise due to future corporate events or otherwise. In the case of certain fundamental transactions affecting the Company, the holders of Series A Warrants, upon exercise of such warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the Series A Warrants been exercised immediately prior to such fundamental transaction. The Series A Warrants contain a “cashless exercise” feature that allows the holders to exercise the warrants without a cash payment to the Company upon the terms set forth in the Series A Warrants.

The Series B Warrants will be exercisable, in full or in part, at any time prior to the fifth anniversary of their issuance, at an exercise price of $0.5275 per share. The Series B Warrants will provide for certain adjustments that may be made to the exercise price and the number of shares issuable upon exercise due to future corporate events or otherwise. In the case of certain fundamental transactions affecting the Company, the holders of Series B Warrants, upon exercise of such warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the Series B Warrants been exercised immediately prior to such fundamental transaction. The Series B Warrants contain a “cashless exercise” feature that allows the holders to exercise the warrants without a cash payment to the Company upon the terms set forth in the Series B Warrants.

The Placement Agent Warrants will have the same terms and conditions as the Series A Warrants, except that the Placement Agent Warrants will be exercisable in full or in part, at any time prior to May 18, 2023.

The foregoing description of the terms and conditions of the Purchase Agreement, the Registration Rights Agreement, the Series A Warrants and the Series B Warrants is only a summary and is qualified in its entirety by the full text of the Purchase Agreement, the Registration Rights Agreement, the Series A Warrants and the Series B Warrants, forms of which are filed as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Item 3.02.          Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 above is incorporated herein by reference.

In the Financing Transaction, the Company offered and will sell its securities to “accredited investors” (as defined by Rule 501 under the Securities Act) in reliance upon exemptions from registration under the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506 thereunder and corresponding provisions of state securities laws. The Purchase Agreement contains representations to support the Company’s reasonable belief that the Investors had access to information concerning the Company’s operations and financial condition, the Investors did not acquire the securities with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the Investors are accredited investors. The Company relied upon the representations made by the Investors pursuant to the Purchase Agreement in determining that such exemptions were available.

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Item 7.01.          Regulation FD Disclosure.

On December 15, 2015, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01.         Financial Statements and Exhibits.

(d)          Exhibits.

See Exhibit Index immediately following signature page.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon the Company’s current expectations. Forward-looking statements include, without limitation, all statements relating to any closing(s) of, and the amount of any proceeds from, the Financing Transaction. Forward-looking statements are subject to risks and uncertainties, and the Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of such risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the Financing Transaction. There can be no assurance that the Company will be able to complete the Financing Transaction on the terms described herein or in a timely manner, if at all. You should not place undue reliance on forward-looking statements, which apply only as of the date of this Current Report on Form 8-K. The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015 contains under the heading “Risk Factors” a comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MRI INTERVENTIONS, INC.

	By:	/s/ Harold A. Hurwitz
Harold A. Hurwitz
Chief Financial Officer

Date: December 15, 2015

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Series A Warrant

4.2	Form of Series B Warrant

10.1	Form of Securities Purchase Agreement by and between the Company and the Investors

10.2	Form of Registration Rights Agreement by and between the Company and the Investors

99.1	Press Release dated December 15, 2015

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